

May 24, 2013

<u>Via Facsimile</u>
Mr. Stephen E. Tremblay
Vice President and Chief Financial Officer
Kraton Performance Polymers, Inc.
15710 John Kennedy Blvd., Suite 300
Houston, TX 77032

> **Re: Kraton Performance Polymers, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-34581**

Dear Mr. Tremblay:

We have reviewed your filing and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>EBITDA, Adjusted EBITDA, Adjusted EBITDA at ECRC and Gross Profit at ECRS, page 37</u>

1.   With a view towards future disclosures, please provide a more robust explanation of how you calculated estimated replacement cost and the spread between estimated replacement cost and FIFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief